News Release

Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE: SA	October 13, 2026

Seabridge Gold To Explore Wyoming for Gold and Critical Minerals

Toronto, Canada - Seabridge Gold Inc. ("Seabridge" or the "Company") (TSX:SEA, NYSE:SA) today announced the execution of a purchase agreement with Orogen Royalties Inc. ("Orogen") to acquire a 100% interest in properties and data of the Slaughterhouse Project in southern Wyoming. This purchase includes 163 US mining claims, geophysical survey results and geological mapping, sampling and prospect evaluation. The Slaughterhouse Project has been evaluated over the past several years by Orogen.

Southern Wyoming has been known for over a century as a copper and gold camp, but the historical occurrences have not had the comprehensive work required to explain its mineral deposits. In particular, copper and gold are typically associated with abundant hematite, an unusual feature which is found in a number of higher-grade mines elsewhere. Orogen's effective and persistent effort has built a compelling deposit concept for an undiscovered large and high-grade gold deposit with significant critical metals co-products.

Seabridge Senior Vice President of Exploration, Bill Threlkeld, noted that "hematite iron oxide copper-gold (IOCG) deposits - including world-class giants like Olympic Dam and Prominent Hill in South Australia - are highly prized because they can offer superior grades compared to porphyry deposits including concentrations of critical minerals. Our team likes the challenge of this specific target type because of its potential for a substantial discovery, and it offers an opportunity to advance exploration methods and geological models that have been underutilized in the Western US."

Chair and CEO Rudi Fronk commented: "Our approach to the Slaughterhouse Project will employ a novel concept that has never been tested in Wyoming with modern exploration thinking and tools. Although this is an early-stage project, we believe we have the potential to make a discovery that opens new possibilities for gold and critical metals exploration. We also think that using new technologies and aggressive exploration could unlock mineral systems relatively quickly."

Pursuant to the purchase agreement, Seabridge has agreed to purchase 100% of the project for US$300,000 and provide additional milestone payments totalling up to US$2.55 million upon successful completion of specific goals. Orogen will retain a 2.5% net smelter return ("NSR") royalty on the existing claims (subject to a partial buy down) and a 0.5% to 1% NSR royalty within a broader area of mutual interest. The transaction remains subject to customary closing conditions.

106 Front Street East, Suite 400, Toronto, ON M5A 1E1, Canada

416-367-9292   www.seabridgegold.com

About Seabridge Gold

Seabridge Gold holds a 100% interest in several North American gold projects. Its principal assets are the KSM and Bronson Corridor projects in British Columbia's Golden Triangle. Additional projects include Snowstorm in Nevada's Getchell Gold Belt, and the 3 Aces project in the Yukon. Further information on Seabridge's mineral reserves and resources is available at www.seabridgegold.com.

Neither the Toronto Stock Exchange, New York Stock Exchange, nor their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This document contains "forward-looking information" within the meaning of Canadian securities legislation and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. This information and these statements, referred to herein as "forward-looking statements", are made as of the date of this document. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: the completion of the acquisition of the Slaughterhouse Project, the exploration potential of the Slaughterhouse Project, including statements that its geological setting, geophysical or geochemical characteristics, alteration, mineralization or other features may be comparable to those associated with large IOCG deposits elsewhere, and the potential scale, grade, timing and results of proposed exploration or evaluation work. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as "expects", "anticipates", "plans", "projects", "estimates", "envisages", "assumes", "intends", "strategy", "goals", "objectives" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" occur) are not statements of historical fact and may be forward-looking statements. All forward-looking statements are based on Seabridge management's current beliefs as well as various assumptions made by them and information currently available to them. Although Seabridge considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

By their very nature, forward-looking statements involve inherent risks and uncertainties. We caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations and intentions expressed in such forward-looking statements. Important factors that could cause actual results to differ materially from Seabridge's plans or expectations include, without limitation: the risk that conditions to the closing of the acquisition of the Slaughterhouse Project are not satisfied, the risk that exploration does not identify significant mineralization, whether in scale or grade, or returns results that are less favourable than expected, risks relating to uncertainties in geological interpretations, the risk of changes to exploration plans as the result of logistical, technical or other factors, operational risks and the additional risks described in Seabridge's Annual Information Form filed with SEDAR+ in Canada (available at www.sedarplus.ca) for the year ended December 31, 2025 and in Seabridge's Annual Report Form 40-F filed with the U.S. Securities and Exchange Commission on EDGAR (available at www.sec.gov/edgar.shtml). Seabridge cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Seabridge, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Seabridge does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by Seabridge or on our behalf, except as required by law.

ON BEHALF OF THE BOARD
"Rudi Fronk"
Chair and C.E.O.

For further information please contact:

Rudi P. Fronk, Chair and C.E.O.

Tel: (416) 367-9292  •  Fax: (416) 367-2711

Email:  info@seabridgegold.com